Joel Bernstein

Attorney and Counselor-at-Law

Suite 104 2666 Tigertail Avenue Miami, Florida 33133	305-858-7300 Fax: 786-513-8522 Jberns@jberns.com

December 3, 2004

Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	American Access Technologies, Inc. Registration Statement on Form S-3 File No. 333-120092 Amendment No. 1

Greetings:

We have filed pre-effective Amendment No. 1 to the above-referenced registration statement on Form S-3 to respond to the comments set forth in your letter of comment dated November 23, 3004. The following sets forth the revisions made in Amendment No. 1 to respond to your comments using the same numbering format as your November 23, 2004 letter.

Selling Stockholders, p. 6

1.	A total line has been added the the selling stockholder table as requested.

2.	Additional columns have been added to the selling stockholder table to show the percentages owned before and after the offering.

3.	Selling stockholder Dunwoody Investment Services, Inc. is identified as a broker dealer in footnote 6 to the selling stockholder table. Selling stockholder Jenkins Capital Management LLC is identified as an affiliate of a broker dealer in footnote 5 to the selling stockholder table. A new paragraph has been added to “Plan of Distribution” to state that both Dunwoody Investment Services, Inc. and Jenkins Capital Management LLC are deemed underwriters in connection with the offering.

4.	Footnotes 2, 3, 4, 5 and 6 to the selling stockholder table have been revised to include the names of the individuals who share beneficial ownership of each of the selling stockholder entities.

5. A new last paragraph has been added to “Plan of Distribution” to indicate that the prospectus will be supplemented if any shares will be sold by donees, pledgees or successors of the selling stockholders.

Information incorporated by reference, page 9

6. Item (3) to this section has been amended to specifically incorporate the Form 8-K filed on November 5, 2004.

Additional matters in Amendment No. 1

Cover page of Prospectus – price of registrant’s common stock has been updated to a more recent date.

Risk Factors- the first Risk Factor has been amended to include the registrant’s net loss for the nine months ended September 30, 2004 and 2003.

Information incorporated by reference - Item (2) under this section has been amended to specifically incorporate the Form 10-QSB for the quarter ended September 30, 2004.

We will provide the staff with a marked copy of the amendment showing the changes set forth in this amendment.

Thank you for your courtesies in this matter.

Yours very truly,

/s/ Joel Bernstein